Exhibit 99.10

Strata Power Corporation Interim MD&A – Quarterly Highlights For the Nine Months ended 9/30/21 Management’s Discussion and Analysis of Financial Condition and Results of Operations Management’s Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations should be read in conjunction with the accompanying un - audited financial statements. The financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to as US GAAP. Certain statements contained in the MD&A constitute forward - looking statements. Such forward - looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward - looking statements. Readers are cautioned not to place undue reliance on these forward - looking statements which speak only as of the date the financial statements were made and readers are advised to consider such forward - looking statements in light of the risks set forth both below and in the Company’s most recent annual report. RESULTS OF OPERATIONS Nine months ended September 30, 2021 compared to nine months ended September 30, 2020. For the nine months ended September 30, 2021 and 2020, the Company had a net loss from operations of $127,859 and $46,772, respectively, for an approximate $81,000 increase of net loss. The primary reasons for the increased net loss are the elimination of the PetroSteam license of $60,000, the change in gain on disposal of properties of $29,000, and the change in the fair value of derivative liability of $28,000. This was offset by the decrease in the oil & gas properties expense of $36,000. For the nine months ended September 30, 2021, the Company recorded a loss in the change in fair value of derivative liability of $24,666. This compares to a gain recognized for the nine months ended September 30, 2020 of $3,334. This item is a non - cash item and was recorded in accordance with ASC 850 - 40 - 15. This guidance requires entities to evaluate whether an equity - linked financial instrument (or embedded feature) is indexed to its own stock by assessing the instrument’s contingent exercise provisions and settlement provisions. Instruments not indexed to their own stock fail to meet the scope exception of Accounting for Derivative Instruments and Hedging Activities, ASC 815 - 10 - 15 - 74(a), and should be classified as a liability and marked - to - market. REVENUES The Company did not earn any revenue for the nine months ended September 30, 2021 or 2020. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will enter into commercial production of our oil and gas properties. DISCONTINUED OPERATIONS There was no discontinued operations activity in 2021 or 2020. INTEREST AND OTHER INCOME (EXPENSE) Included in other income (expense) for the nine months ended September 30, 2021 is a foreign exchange loss of $2,057. This compares to a foreign exchange gain of $1,566 for the nine months ended September 30, 2020.

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Liquidity and Capital Resources As of September 30 , 2021 , we had $ 397 in cash, a decrease of $ 21 , 320 from December 31 , 2020 . Management estimates that the Company will require approximately $ 115 , 000 to fund planned operations for the next twelve months . Therefore, current cash on hand is not sufficient to fund planned operations for 2021 . Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment . Net cash used in operating activities during the nine months ended September 30 , 2021 was $ 92 , 440 , compared to net cash used in operating activities of $ 15 , 059 for the same period in the prior year . The decrease in cash used in operating activities was the change in the PetroSteam license of $ 59 , 828 , the change in the gain on disposal of oil and gas properties of $ 29 , 437 , and the increase of accounts payable of $ 56 , 743 . Cash provided by (used in) investing activities for the nine months ended September 30 , 2021 and 2020 was ( $ 382 ) and $ 28 , 716 , respectively, resulting primarily from the change in the proceeds from the sale of oil and gas properties . Net cash provided by financing activities for the nine months ended September 30 , 2021 and 2020 was $ 72 , 000 and $ 5 , 000 , respectively . For September 30 , 2021 , the financing activities consisted of the issuance of convertible debt . For September 30 , 2020 , the financing activities consisted of the exercise of options and warrants . We are an exploration stage company with limited operating history, which raises substantial doubt as to our ability to successfully develop profitable business operations and makes an investment in our common shares very risky . We have no long - term debt . We believe that our available cash may not be sufficient to fund our working capital requirements to maintain, explore and develop our property interests for the next twelve months . If capital is not available to fund future operations, we will not be able to pursue our business plan and operations would come to a halt and our common shares could be nearly worthless . We will require substantial additional capital to participate in the development of our properties which have not had any production of oil or natural gas as well as for acquisition and/or development of other producing properties . Because we currently do not have any cash flow from operations, we need to raise additional capital, which may be in the form of loans from current shareholders and/or from private equity offerings . Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices . It will also be dependent upon the status of the capital markets at the time such capital is sought . Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected . In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all . We anticipate that we will incur the following expenditures through our current fiscal year :  $15,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties  $100,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses In 2021 , our capital requirements will mostly be associated with the maintenance of our lease payments to the Crown and general and administrative expenses . Going forward we expect the short - term and long - term funding of our oil and gas operations to be financed primarily through equity issuance in the form of private placements and the exercise of warrants . In addition, we continue to work with potential partners to discuss funding arrangements which would facilitate furtherance of our property interests . We cannot be certain that any required additional financing will be available on terms favorable to us as the risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit - worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated . If additional funds are raised by the issuance of our equity securities, existing stockholders will experience dilution of their ownership interest . If adequate funds are not available or not available on acceptable terms, we may be unable to continue, fund expansion, pursue further development or respond to competitive pressures .

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Our financing prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries . We have yet to generate any revenues from operations . There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably . Our future operating results will depend on many factors, including :  our ability to raise adequate working capital  success of our exploration and development  demand for natural gas and oil  the level of our competition  our ability to attract and maintain key management and employees and  our ability to efficiently explore, develop and produce sufficient quantities of marketable natural gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs Volatility of oil and gas prices and markets could make it more difficult for us to achieve profitability and less likely for investors in our common shares to receive a return on their investment . Our ability to achieve profitability is substantially dependent on prevailing prices for natural gas and oil . The amounts and price obtainable for any oil and gas production that we achieve will be affected by market factors beyond our control . If these factors are not favorable over time to our financial interests, it is likely that owners of our common shares could lose their investments . Such factors include :  worldwide or regional demand for energy, which is affected by economic conditions  the domestic and foreign supply of natural gas and oil  weather conditions  domestic and foreign governmental regulations  political conditions in natural gas and oil producing regions  the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels  the price and availability of other fuels Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project . These changes and events may materially affect our financial performance .

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